UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EMBASSY BANCORP, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

290791102
(CUSIP Number)

David M. Lobach, Jr.
100 Gateway Drive, Suite 100
Bethlehem, Pennsylvania 18017
(610) 882-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290791102

1.	Names of Reporting Persons:	Elmer D. Gates

	IRS Identification Nos. of Above Persons (entities only):	Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	United States

Number of Shares	7. Sole Voting Power	335,905
Beneficially
Owned by Each
Reporting Person	8. Shared Voting Power	0
With

	9. Sole Dispositive Power	335,905

	10. Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	335,905

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	4.65%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 290791102

EXPLANATORY NOTE:

This Amendment No. 1 to Schedule 13D is being filed by Elmer D. Gates to reflect the fact that Mr. Gates ceased being the beneficial owner of five percent (5%) or more of the outstanding shares of common stock of Embassy Bancorp, Inc., as of December 13, 2012.

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment”) relates to shares of common stock, par value $1.00 per share (the “Shares”), of Embassy Bancorp, Inc., a Pennsylvania corporation (the “Company”).  The address of the principal executive office of the Company is 100 Gateway Drive, Suite 100, Bethlehem, Pennsylvania 18017.

Item 2.	Identity and Background

This Amendment is filed by Elmer D. Gates. (“Mr. Gates”), who is a United States citizen.  Mr. Gates is former Chairman, and is currently Lead Director, of the Company and its primary operating subsidiary, Embassy Bank for the Lehigh Valley (the “Bank”).  His business address is 100 Gateway Drive, Suite 100, Bethlehem, Pennsylvania.  During the last five years, Mr. Gates has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable. As of the date hereof, Mr. Gates may be deemed to beneficially own an aggregate of 335,905 Shares, as detailed in Item 5, representing 4.65% of the outstanding shares of common stock of the Company as of December 13, 2012.  This Amendment is filed to reflect the disposition of Shares resulting in Mr. Gates ceasing to be the beneficial owner of five percent (5%) or more of the outstanding shares of the Company, as detailed in Item 5.  Accordingly, no information is required by this Item.

Item 4.	Purpose of Transaction

Not applicable. As of the date hereof, Mr. Gates may be deemed to beneficially own an aggregate of 335,905 Shares, as detailed in Item 5, representing 4.65% of the outstanding shares of common stock of the Company as of December 13, 2012.  This Amendment is filed to reflect the disposition of Shares resulting in Mr. Gates ceasing to be the beneficial owner of five percent (5%) or more of the outstanding shares of the Company, as detailed in Item 5.  Accordingly, no information is required by this Item.

CUSIP No. 290791102

Item 5.	Interest in Securities of the Issuer

On December 13, 2012, Mr. Gates may be deemed to have beneficial ownership in 335,905 Shares of Company common stock, representing 4.65% of the outstanding Shares as of December 13, 2012 (including Mr. Gates’ vested, but unexercised stock options described below).  Of this amount, Mr. Gates holds 6,233 Shares in an individual retirement account and he has the sole power to vote and dispose of those Shares.  Mr. Gates has a right to acquire 2,830 Shares pursuant to vested stock options (the “Option Shares”).

Mr. Gates may be deemed to have beneficial ownership of 108,796 Shares held in a trust for his benefit (the “Personal Trust”).  As trustee, Mr. Gates has the sole power to vote and dispose of these Shares.

Mr. Gates may be deemed to have beneficial ownership of 218,781 Shares held in a trust for the benefit of his spouse.  As trustee, Mr. Gates has the sole power to vote and dispose of these Shares.

Mr. Gates may be deemed to have beneficial ownership of 2,095 Shares held in a trust formed for purposes of supporting certain charitable endeavors (the “Family Trust”).  As a trustee, Mr. Gates holds the power to vote and dispose of these shares.

During the previous 60 days, Mr. Gates has engaged in the following dispositions of Company common stock:

1.	On November 21, 2012, the Family Trust sold 300 Shares on the open market at a price of $5.75 per share.

2.	On November 30, 2012, the Family Trust sold 700 Shares on the open market at a price of $5.65 per share.

3.
On December 4, 2012, Mr. Gates disposed of 47,304 Shares held by the Personal Trust via a bona fide gift of 23,652 shares to each of Mr. Gates’ daughters, each of whom is of a majority age and neither of whom is a member of Mr. Gates’ household.

As a result of such dispositions, on December 4, 2012, Mr. Gates ceased to be the beneficial owner of more than five percent (5%) of the outstanding shares of Company common stock.

The filing of this Amendment No. 1 to Schedule 13D shall not be construed as an admission that Mr. Gates is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Amendment No. 1 to Schedule 13D.

CUSIP No. 290791102

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for outstanding options to purchase Shares issued under the Option Plan and shares or awards that may be issuable in the future under the Company's 2010 Stock Incentive Plan and Non-Employee Director Compensation Program, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Form of Stock Option Agreement governing the Option Shares.*

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 13, 2012	/s/ Elmer D. Gates
Elmer D. Gates

* Incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by the Company on May 14, 2010.